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	August 28, 2006	MUNICH
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BY HAND AND BY EDGAR

Mr. Daniel H. Morris
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ME Portfolio Management Limited Registration Statement on Form S-3 (File No. 333-134196)

Dear Mr. Morris

On behalf of our client, ME Portfolio Management Limited (the "Registrant"), enclosed are three copies of Amendment No. 4 (the "Amendment") to the Registration Statement on Form S-3 (the "Registration Statement") of the Registrant, as filed with the Securities and Exchange Commission (the "Commission") on the date hereof. For your convenience, also enclosed are three blacklined copies of the Amendment, marked to show the changes that have been made in response to the comments of the staff of the Commission (the "Staff") set forth in the Staff's letter of August 25, 2006 (the "Comment Letter") and certain comments provided by rating agencies. Page number references in this letter refer to the pages of the blacklined copy of the Amendment. Terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Set forth below are the Registrant's responses to the comments in the Comment Letter.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 28, 2006

Registration Statement on Form S-3

General Comment

1.
The Division of Investment Management has asked us to advise you that, on the basis of the information in the Registrant's Form S-3 registration statement, it appears that the Registrant may be an investment company as defined in the Investment Company Act of 1940 ("1940 Act").

The Registrant believes that each issuing entity will not be an investment company under the 1940 Act pursuant to the exemptions in Section 3(c)(5)(C) of the 1940 Act and in Rule 3a-7 thereunder.

Please note that the Registrant itself is not an investment company under the 1940 Act. The Registrant is the manager of the SMHL program and the depositor of each fund created under the SMHL program. The Registrant does not hold any of the housing loans or issue mortgage-backed securities.

2.
Accordingly, please explain why the Registrant should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, the Registrant intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1990); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

The Registrant confirms that the assets of each issuing entity will comply with interpretations issued by the Division of Investment Management regarding Section 3(c)(5)(C) of the 1940 Act. Each issuing entity will be primarily engaged in the business of "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" within the meaning of Section 3(c)(5)(C) of the 1940 Act. The Registrant confirms that at least 80% of the value of the total assets of each issuing entity will consist of "Class I" real estate interests consisting of housing loans secured by registered first ranking mortgages on residential properties located in Australia for which:

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 28, 2006

•	100% of the principal amount of each housing loan is secured by real estate at the time of origination;[1]

•
the value of the real estate securing the housing loan is determined by an independent Approved Valuer not directly employed by ME in accordance with ME's Valuation policies as described on pages S-72 to S-75 of the prospectus supplement;

•	100% of the fair market value of the housing loan is secured by real estate at the time the issuing entity receives the loan;[2]

•
the fair market value of the housing loans transferred to the issuing entity will be determined at the book value of such loans on the books of the origination fund or warehousing trust transferring such loans to the issuing entity.

See NAB Asset Corporation, SEC No-Action Letter (pub. avail. June 20, 1991); Citytrust, SEC No-Action Letter (pub. avail. Dec. 19, 1990). For a description of the features of the housing loans, see pages S-76 to S-77 of the prospectus supplement.

Collateral for a housing loan may include both (i) a registered first ranking mortgage on a residential property located in Australia and (ii) further Collateral Security provided in support of a borrower's obligations under the housing loan in the form of a registered first ranking mortgage on an additional residential property located in Australia and/or a guarantee and indemnity supported by a registered first ranking mortgage on an additional residential property located in Australia for which the guarantor is mortgagor.3  Approximately 10% of the housing loans are supported by Collateral Security.

The Registrant does not anticipate that any of the assets of an issuing entity will consist of "Class II" real estate-related investments.

The Registrant confirms that not more than 20% of each issuing entity's assets will constitute miscellaneous non-real estate investments consisting of Collections on the housing loans held as cash and other Authorized Investments pending distribution on the relevant Payment Date, the liquidity reserve of the issuing entity and any amounts drawn under the payment funding facility.

1   Under ME's current approval and underwriting policies, each housing loan will have a maximum loan to value ratio of 90% at the time of origination of the loan. See page S-71 of the prospectus supplement.

2   Under MEPM's current policies, at the time of inclusion in a housing loan pool each loan will have a maximum loan to value ratio (measured against the value of the property at the time the housing loan was made) of 90%, or such higher ratio as approved by each designated rating agency (which ratio will under no circumstances exceed 100%). See page S-98 of the prospectus supplement.

3   The Registrant does not anticipate that there will be any Collateral Security that is not supported by a registered mortgage on a residential property in Australia. See also page 109 of the base prospectus and the response to comment #35 in the Staff's letter of June 15, 2006.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 28, 2006

See also pages S-75 to S-76 of the prospectus supplement and page 11 of the base prospectus.

3.
If the Registrant intends to rely on Rule 3a-7 under the 1940 Act, please confirm that the "Redraws" and the "Top-up Loans" described would, under no circumstances, result in the downgrading in the rating of the issuer's outstanding fixed income securities pursuant to Rule 3a-7(a)(3)(ii).

The Registrant has revised pages S-23, S-25, S-131 and S-134 of the prospectus supplement and page 24 of the base prospectus in response to the Staff's comment. The Registrant confirms that top-up loans and redraws will only be extended with respect to loans contained in the housing loan pool if the extension of a top-up loan or redraw would, under no circumstances, result in the downgrading in the rating of the issuing entity's outstanding fixed income securities, in accordance with Rule 3a-7(a)(3)(ii) under the 1940 Act.

4.
If the Registrant intends to rely on Rule 3a-7 under the 1940 Act, please ensure that each prospectus supplement fully describes all instances in which the Issuer Trustee would likely purchase or redeem the notes of a series pursuant to the Optional Redemption.

The Registrant confirms that the prospectus supplement for each takedown offering will fully describe all instances in which the issuer trustee would be permitted to purchase or redeem the notes of a series pursuant to an optional redemption. See pages S-28 and S-159 of the prospectus supplement.

5.
If the Registrant intends to rely on Rule 3a-7 under the 1940 Act, please explain whether the Authorized Investments meet the definition of "eligible assets" under Rule 3a-7(b)(1). Specifically, we note that such Authorized Investments could include "stock" and "other investments permitted by the rating agencies." Please describe those "other investments" and explain how stock and those types of investments are assets that by their terms convert into cash within a finite time period or are rights or other assets designed to assure the servicing or timely distribution of proceeds to security holders. We note that MEPM recommends the manner in which the money is invested. Please also explain the basis under which both MEPM and the Issuer Trustee decide which Authorized Investments to invest in.

The Registrant has revised page S-188 of the prospectus supplement in response to the Staff's comments to remove from the list of Authorized Investments "stock [i.e., debt instruments in the form of debenture stock] of any government of an Australian jurisdiction [or] any public statutory body constituted under the law of any Australian jurisdiction" and "any other investments permitted by the rating agencies". The Registrant believes that each of the Authorized Investments meets the definition of "eligible asset" under Rule 3a-7(b)(1) under the 1940 Act.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 28, 2006

Collections on the housing loans will be invested by the issuer trustee at the direction of MEPM in Authorized Investments pending distribution of those funds on the relevant Payment Date. The proceeds of any draw under the payment funding facility and amounts held in the liquidity reserve will also be invested by the issuer trustee at the direction of MEPM in Authorized Investments. MEPM selects Authorized Investments such that the invested funds will be available for distribution on the relevant Payment Date or when otherwise required.

6.
If the Registrant intends to rely on Rule 3a-7 under the 1940 Act, please explain whether the Issuer Trustee and the Security Trustee meet the requirements imposed by Rule 3a-7(a)(4), including the requirement that the trustee be a bank and not be affiliated, as that term is defined in rule 405 under the Securities Act of 1933, with the issuer or with any person involved in the organization or operation of the issuer. Please also explain whether the Class A Note Trustee will take the actions necessary to meet the requirements in Rule 3a-7(a)(4)(ii) and (iii). To the extent that these requirements are not met, please explain how the Registrant would be in conformity with the rule.

The Registrant believes that the Class A Note Trustee is the entity contemplated by Rule 3a-7(a)(4) under the 1940 Act and meets the requirements of sub-clauses (ii) and (iii) of that Rule. The issuer trustee and the security trustee are structural elements reflecting the requirements of Australian law and are not the appropriate entities for applying Rule 3a-7(a)(4).

The Class A Note Trustee appointed under the note trust deed for each series:

•	will be a bank and satisfy the aggregate capital, surplus and undivided profits requirements under Section 26(a)(1) of the 1940 Act (see page 56 of the base prospectus;

•
will not be affiliated, within the meaning of Rule 405 under the Securities Act, with the issuing entity, the issuer trustee or any person involved in the organization or operation of the issuing entity (see page 56 of the base prospectus);

•	will not provide credit or credit enhancement to the issuing entity; and

•	will execute a note trust deed containing the provisions required under Section 26(a)(3) of the 1940 Act (see pages 57 to 58 of the base prospectus).

Under the security trust deed, the issuer trustee will take reasonable steps to perfect a security interest over all of the assets of the issuing entity in favor of the security trustee for the benefit of the Class A Note Trustee and the other Secured Creditors. See page S-162 of the prospectus supplement. We have been advised that, under Australian law, the security trust is required to be a separate trust, for the benefit of the Secured Creditors. See the response to comment #25 in the Staff's letter of June 15, 2006 and the response to comment #14 in the Staff's letter of August 2, 2006. Upon an event of default under the security trust deed and the enforcement of the security interest thereunder, any amounts realized which are payable to the holders of any mortgage-backed notes issued under the note trust deed become assets of the Class A note trust pending payment by the Class A note trustee to the holders of any such notes in accordance with the note trust deed and the other transaction documents. See page S-70 of the prospectus supplement and page 10 of the base prospectus.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 28, 2006

On each Quarterly Payment Date, monies to be paid to any mortgage-backed notes issued under the note trust deed are deposited into a segregated account maintained by the Class A Note Trustee consistent with the rating of the Class A notes. On receipt of the funds, the Class A Note Trustee, as paying agent, makes the relevant payment from such account to each holder of a mortgage-backed notes issued under the note trust deed.

Prospectus Supplement

SMHL Securitization Program, S-15

7.
We note your response to prior comment 3. We also note your supplemental response to comment 7 to our letter dated August 2, 2006. In that response, you state that Perpetual Limited contracts with ME to perform the origination function on its behalf. As such, it appears to us that Perpetual should also be named an originator. Please revise accordingly.

The Registrant has revised the cover page and pages S-12, S-14 and S-66 to S-67 of the prospectus supplement and pages 7 to 8 of the base prospectus in response to the Staff's comment to include disclosure regarding SMHL Origination Fund No. 3. In order to maintain a clear distinction with ME as originator, the Registrant proposes to designate SMHL Origination Fund No. 3 as the "funding originator".

The Registrant clarifies that it is SMHL Origination Fund No. 3, rather than Perpetual Limited, which serves as trustee of SMHL Origination Fund No. 3, that should appropriately be considered the funding originator. The funds extended to a borrower under a housing loan represent funds of SMHL Origination Fund No. 3. However, because as a matter of Australian trust law trusts are not recognized as separate legal entities, each housing loan contract must be entered into between the relevant borrower and Perpetual Limited as trustee of SMHL Origination Fund No. 3. See the response to comment #8 in the Staff's letter of June 15, 2006.

The Registrant has retained references to ME in its capacity as originator. As described in the response to comment #3 in the Staff's letter of August 10, the Registrant considers that ME, the entity that establishes the underwriting criteria for the extension of housing loans among other related functions, is appropriately considered an originator.

The Depositor, Sponsor and Manager, page S-61

8.
We note your response to our prior comment 1 and added disclosure. However, because it appears that MEPM will be an affiliated servicer, please confirm that you will provide information under Item 1108(b), (c) and (d) of Regulation AB for MEPM and not only when MEPM services 20% of the pool assets. Refer to Item 1108(a)(2)(ii) and (a)(3).

The Registrant has revised pages S-11 and S-65 of the prospectus supplement in response to the Staff's comment and confirms that the prospectus supplement for each takedown offering will include disclosure required under Item 1108 of Regulation AB with respect to MEPM to the extent MEPM services any of the pool assets.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 28, 2006

*         *         *

Please call me at 011-612-9253-6055 or my partner Richard Kadlick of our New York office at 1-212-735-2716 should you have any questions or require any additional information.

Very truly yours,

/s/ Christopher J. Kell
Christopher J. Kell

cc: Richard F. Kadlick